QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT 12.2

PACIFIC GAS AND ELECTRIC COMPANY
COMPUTATION OF RATIOS OF EARNINGS TO COMBINED
FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year ended December 31,
	2004	2003	2002	2001	2000
(in millions)
Earnings:
Net income (loss)	$3,982	$923	$1,819	$1,015	$(3,483)
Adjustments for minority interest in losses of less than 100% owned affiliates and the Company's equity in undistributed income (losses) of less than 50% owned affiliates	—	—	—	—	—
Income taxes provision (benefit)	2,561	528	1,178	596	(2,154)
Net fixed charges	671	964	1,029	1,019	648

Total Earnings (Loss)	$7,214	$2,415	$4,026	$2,630	$(4,989)

Fixed Charges:
Interest on short-term borrowings and long-term debt, net	$682	$947	$996	$981	$616
Interest on capital leases	1	1	2	2	2
AFUDC debt	(12)	16	21	12	6
Earnings required to cover the preferred stock dividend and preferred security distribution requirements of majority owned trust	—	—	10	24	24

Total Fixed Charges	671	964	1,029	1,019	648

Preferred Stock Dividends:
Tax deductible dividends	9	9	9	9	9
Pre-tax earnings required to cover non-tax deductible preferred stock dividend requirements	34	27	28	27	27

Total Preferred Stock Dividends	43	36	37	36	36

Total Combined Fixed Charges and Preferred Stock Dividends	$714	$1,000	$1,066	$1,055	$684

Ratios of Earnings (Loss) to Combined Fixed Charges and Preferred Stock Dividends	10.10	2.42	3.78	2.49	(7.29	)(1)

Note:

For the purpose of computing Pacific Gas and Electric Company's ratios of earnings to combined fixed charges and preferred stock dividends, "earnings" represent net income adjusted for the minority interest in losses of less than 100% owned affiliates, equity in undistributed income or losses of less than 50% owned affiliates, income taxes and fixed charges (excluding capitalized interest). "Fixed charges" include interest on long-term debt and short-term borrowings (including a representative portion of rental expense), amortization of bond premium, discount and expense, interest on capital leases, AFUDC debt, and earnings required to cover the preferred stock dividend requirements and preferred security distribution requirements of majority-owned trust. "Preferred stock dividends" represent tax deductible dividends and pre-tax earnings that are required to pay the non-tax deductible dividends on outstanding preferred securities.

(1)
The ratio of earnings to combined fixed charges and preferred stock dividends indicates a deficiency of less than one-to-one coverage aggregating $5,673 million for the year ended December 31, 2000.

QuickLinks

  EXHIBIT 12.2
PACIFIC GAS AND ELECTRIC COMPANY COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS